SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure : France Telecom confirms trends given for French fixed activities in 2008 press release

Paris, March 19 2008

France Telecom confirms trends given for French fixed activities in 2008

Gervais Pellissier, France Telecom’s Chief Financial Officer, said today : «  We confirm trends given last December during our Investor Day  and reiterated on February 6th on the occasion of 2007 results. The Group indicated that after 07’ performance, fixed activities in France ( PSTN and Internet) would be stable in 2008. There is no change in our 2008 Group objectives. »

By their very nature, these objectives are subject to numerous risks and uncertainties, which may lead to significant differences between the announced objectives and actual results. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 170 million customers in five continents as of December 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007. As of December 31, 2007, the Group had 109.6 million mobile customers and 11.6 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 19, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer